SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                                 SCHEDULE TO/A
                                (Rule 14d-100)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 3)
                     ------------------------------------

                              Fedders Corporation
                      (Name of Subject Company (Issuer))

                              Fedders Corporation
                       (Name of Filing Person (Offeror))

                                 Common Stock
                       (Titles of Classes of Securities)

                                   313135501
                   (CUSIP Numbers of Classes of Securities)

                            Robert N. Edwards, Esq.
                      Vice President and General Counsel
                              Fedders Corporation
                             505 Martinsville Road
                         Liberty Corner, NJ 07938-0813
                                (908) 604-8686
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                         behalf of the filing person)

                                   Copy to:
                              Mark C. Smith, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                           Calculation of Filing Fee
     -------------------------------------------------------------------
     |  Transaction valuation*        |       Amount of filing fee+**   |
     |       $37,650,000              |              $3,463.80          |
     -------------------------------------------------------------------

____________________
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 2,100,000 shares of Fedders Corporation ("Fedders") Series A Cumulative Preferred Stock, par value $0.01 per share, ("Series A Cumulative Preferred Stock") for 15,000,000 shares of Fedders Common Stock, par value $0.01 per share ("Common Stock"). The amount is estimated based upon the (a) average of the high and the low price per share of Fedders Common Stock on October 22, 2002, as reported on the New York Stock Exchange, multiplied by (b) 15,000,000, representing the maximum number of shares of Fedders Common Stock to be exchanged.

+     Calculated as .0092 of the Transaction Valuation.

**    This amount has previously been paid.
 _
|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  ___________      Filing Party:   ________________
      Form or Registration No.:___________      Date Filed:     ________________
 _
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|         third-party tender offer subject to Rule 14d-1.
      |X|         issuer tender offer subject to Rule 13e-4.
      |_|         going-private transaction subject to Rule 13e-3.
      |_|         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

==============================================================================

         Fedders Corporation, a Delaware corporation ("Fedders"), hereby amends the Tender Offer Statement on Schedule TO, originally filed on October 29, 2002, as amended by Amendment No. 1 filed on November 13, 2002 and Amendment No. 2 filed on November 29, 2002 (as so amended, the "Schedule TO"), with respect to Fedders' offer to exchange (the"Exchange Offer") 2,100,000 shares of Fedders Series A Cumulative Preferred Stock (the "Series A Cumulative Preferred Stock") for currently outstanding shares of Fedders Common Stock (the "Common Stock"), at the exchange rate of 0.14 shares of Series A Cumulative Preferred Stock for each share of Common Stock tendered. Subject to the terms and conditions of the Exchange Offer set forth in the Offering Circular dated October 29, 2002 (the "Offering Circular"), Fedders will issue up to 2,100,000 shares of Series A Cumulative Preferred Stock in exchange for up to 15,000,000 shares of the Common Stock to the extent such shares are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. This Schedule TO, as amended hereby, is intended to satisfy the requirements of rule 13e-4(c)(3) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Exchange Offer.

         Capitalized terms used and not defined herein have the meaning given to them in the Offering Circular and Schedule TO.

Item 1.           Summary Term Sheet.
Item 4.           Terms of the Transaction.
Item 6.           Purposes of the Transaction and Plans or Proposals.
Item 11.          Additional Information.

         Items 1, 4, 6 and 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

         Fedders has decreased the number of shares of Common Stock required to be validly tendered and not withdrawn in the Exchange Offer to 1,000,000 shares. Fedders has also extended the Expiration Date of the Exchange Offer to 5:00 p.m., New York City time, on December 27, 2002. The text of a press release dated December 12, 2002 issued by Fedders announcing the decrease in the number of shares of Common Stock required to be validly tendered and not withdrawn and the extension of the Exchange Offer is filed as Exhibit
(a)(5)(F) herewith and is incorporated herein by reference.

Item 12.          Exhibits.

         (a)(1)(A)        Offering Circular dated October 29, 2002.(1)

         (a)(1)(B)        Letter of Transmittal.(1)

         (a)(1)(C)        Notice of Guaranteed Delivery.(1)

         (a)(1)(D)        Letter to Broker-Dealers.(1)

         (a)(1)(E)        Letter to Clients.(1)

         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

         (a)(1)(G)        Letter of Transmittal for the extended Exchange Offer.

         (a)(5)(A)        Press release dated October 3, 2002.(1)

         (a)(5)(B) Letter to Stockholders of the Company from Sal Giordano, Jr., Chairman of the Board and Chief Executive Officer, dated October 29, 2002.(1)

         (a)(5)(C)        Letter to Stockholders of the Company from Kent E.
                          Hansen, Corporate Secretary, dated
                          November 13, 2002.(2)

         (a)(5)(D)        Press release dated November 27, 2002.(3)

         (a)(5)(E) Letter to Stockholders of the Company from Sal Giordano, Jr., Chairman of the Board and Chief Executive Officer, dated November 27, 2002.(3)

         (a)(5)(F)        Press release dated December 12, 2002.

         (a)(5)(G)        Letter to Stockholders of the Company from Kent E.
                          Hansen, Corporate Secretary, dated December 12, 2002.

         (b)              Not applicable.

         (d)(1) Certificate of Designation, Preferences, Rights and Limitations of Series A Cumulative Preferred Stock.(1)

         (d)(2)           Option Plans.(1)

         (g)              Not applicable.

         (h)              Not applicable.


____________________________

(1) Previously filed on Schedule TO, dated October 29, 2002.

(2) Previously filed on Amendment No. 1 to Schedule TO, dated November 13, 2002.

(3) Previously filed on Amendment No. 2 to Schedule TO, dated November 29, 2002.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 12, 2002                  By:  /s/ Robert N. Edwards
                                              ----------------------------------
                                              Robert N. Edwards, Esq.
                                              Vice President and General Counsel

                                                               Exhibit (a)(5)(F)

        FEDDERS ANNOUNCES REDUCTION IN NUMBER OF SHARES OF COMMON STOCK
         REQUIRED TO BE TENDERED AND NOT WITHDRAWN IN EXCHANGE OFFER;
                      OFFER EXTENDED TO DECEMBER 27, 2002

Liberty Corner, New Jersey--December 12, 2002--Fedders Corporation (NYSE:FJC), a leading global manufacturer of air treatment products, including air conditioners, air cleaners, dehumidifiers and humidifiers, and thermal technology products, today announced that it is decreasing the number of shares of Common Stock required to be validly tendered and not withdrawn in its previously announced offer to holders of its Common Stock to exchange all or a portion of their Common shares for shares of Series A Cumulative Preferred Stock.

The exchange offer was originally subject to the condition that at least 5,000,000 shares of Common Stock be validly tendered and not withdrawn. As of December 10, 2002, 1,954,500 shares of the Company's Common Stock had been validly tendered and not withdrawn. Under the terms of the Exchange Offer, 273,113 shares of Series A Cumulative Preferred Stock would be issued in exchange for such shares of Common Stock. In light of the number of shares tendered to date and in order to facilitate the completion of the exchange offer, the Company has decided to reduce the number of shares of Common Stock required to be validly tendered and not withdrawn in the exchange offer to 1,000,000 shares. As a result of the Company's decision to modify the terms of the exchange offer, the exchange offer, which was scheduled to expire on December 20, 2002, will now expire at 5:00 p.m., New York City time, on December 27, 2002.

Georgeson Shareholder Communications, Inc. is acting as the information agent for the offer. Stockholders who have any questions regarding the terms of the offer, procedures for tendering their shares or who would like copies of the Offering Circular, the Letter of Transmittal, or any related documents, should contact Georgeson Shareholder Communications, Inc. at (866) 835- 2930
This press release is neither an offer to purchase nor the solicitation of an offer to sell any securities of Fedders. The exchange offer is being made through, and the foregoing is qualified in its entirety by reference to, a Tender Offer Statement on Schedule TO, including the Offering Circular and the related Letter of Transmittal dated October 29, 2002, each filed as an exhibit to the Schedule TO, and all amendments thereto. Investors are urged to read the offering circular and other relevant tender offer documents that have been filed with the Securities and Exchange Commission by Fedders because they contain important information concerning the offer. You are able to obtain a free copy of the documents filed by Fedders with the Commission at the Commission's website at http://www.sec.gov.



Contact:  Michael Giordano, (908) 604-8686
          investorrelations@fedders.com

                                                             Exhibit (a)(5)(G)


                              FEDDERS CORPORATION
                               December 12, 2002

Dear Stockholder,

Fedders announced today that it is decreasing the number of shares of Common Stock required to be validly tendered and not withdrawn in its previously announced offer to holders of its Common Stock to exchange all or a portion of their Common shares for shares of Series A Cumulative Preferred Stock.

The exchange offer was originally subject to the condition that at least 5,000,000 shares of Common Stock be validly tendered and not withdrawn. As of December 10, 2002, 1,954,500 shares of the Company's Common Stock had been validly tendered and not withdrawn. Under the terms of the Exchange Offer, 273,113 shares of Series A Cumulative Preferred Stock would be issued in exchange for such shares of Common Stock. In light of the number of shares tendered to date and in order to facilitate the completion of the exchange offer, the Company has decided to reduce the number of shares of Common Stock required to be validly tendered and not withdrawn in the exchange offer to 1,000,000 shares.

As a result of the Company's decision to modify the terms of the exchange offer, the exchange offer, which was scheduled to expire on December 20, 2002, will now expire at 5:00 p.m., New York City time, on December 27, 2002.

Georgeson Shareholder Communications, Inc. is acting as the information agent for the offer. Stockholders who have any questions regarding the terms of the offer, procedures for tendering their shares or who would like copies of the Offering Circular, the Letter of Transmittal, or any related documents, should contact Georgeson Shareholder Communications, Inc. at (866) 835-2930.

                                                       Sincerely,
                                                       /s/ Kert E. Hansen
                                                       ------------------------
                                                       Kent E. Hansen
                                                       Corporate Secretary